October 12, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Todd K. Schiffman, Assistant Director

Re:	People’s United Financial, Inc.
Registration Statement on Form S-4
Filed August 11, 2010
File No. 333-168766

Dear Mr. Schiffman:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, People’s United Financial, Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto, so that it will become effective on Thursday, October 14, 2010 or as soon thereafter as is practicable.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Attention: Todd K. Schiffman

Please contact Elizabeth Cooper (212-455-3407) of Simpson Thacher & Bartlett LLP with any questions you may have regarding this request. In addition, please notify Ms. Cooper when this request for acceleration has been granted.

PEOPLE’S UNITED FINANCIAL, INC.

By:	/s/ Robert E. Trautmann
Name:	Robert E. Trautmann, Esq.
Title:	Senior Executive Vice President and General Counsel
cc:	Matt McNair
Securities and Exchange Commission